Exhibit 99.1

Caledonia Mining Corporation Plc
Purchase of Shares by a Director
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

May 30, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it received notice on May 26, 2017 that Mr Leigh Wilson, Chairman and a Director of the Company, has purchased a total of 25,000 shares in the Company at an approximate average price of US$1.23 per share.  Following this transaction Mr Wilson owns 240,000 shares in the Company representing approximately 0.45 per cent of the issued share capital of the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 679 802 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
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